UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AUGUST 11, 2005)

DIVERSINET CORP.

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(Name of Registrant)

2225 Sheppard Avenue East, Suite 1801, Toronto, Ontario M2J 5C2

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(Address of principal executive offices)

1.

Press Release - Quarter ended June 30 2005

2.

Financial Statements for the Three and Six Months ended June 30, 2005

3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations - Quarter ended June 30, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: AUGUST 11, 2005

BY: /s/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

DIVERSINET CORP. ANNOUNCES

SECOND QUARTER 2005 FINANCIAL RESULTS

~ Company Focuses on Execution as it Launches its MobiSecure Strong Authentication Solution and Significantly Expands Distribution Through OEM Agreement with VeriSign ~

TORONTO, Canada, August 11, 2005 – Diversinet Corp. (OTCBB: DVNTF), a leading provider of mobile device security and authentication solutions for the mobile data and on-line ecosystems, today announced its second quarter 2005 results.  Revenues for the quarter were $330,000, compared to $611,000 in the second quarter of 2004.  In January 2005 Diversinet began to focus on the evolving protection and trust needs of mobile users.  These financial results reflect this shift in focus and time is now required to rebuild the sales and marketing efforts of the company as well as the customer base.  The net loss for the quarter was $1,458,000, or $0.08 per share, compared to the 2004 second quarter loss of $1,347,000 or $0.11 per share.  Included in the Q2 net loss are stock-based compensation, depreciation and amortization expenses of $522,000 ($349,000 in Q2 2004).  Cash used in continuing operations for the second quarter was $661,000, a decrease from the $884,000 used in the second quarter of 2004 and $789,000 in the first quarter of 2005.

In the second quarter of 2005, Diversinet entered into an OEM licensing agreement with VeriSign, Inc. to deliver its OATH-compliant suite of mobile tokens and mobile authentication services for distribution by VeriSign with the VeriSign® Unified Authentication solution.  By licensing Diversinet’s MobiSecure soft token product suite for the VeriSign Unified Authentication solution, VeriSign will provide enterprises, banks, online service providers and retailers with a cost-effective means to provide strong authentication protection to their customers, business partners and employees.

“Since we refocused the company in January of 2005, there has been an enthusiastic industry response to the opportunity to use our MobiSecure products and services to protect corporate profits, brand equity, and consumer confidence in on-line services,” said Nagy Moustafa, CEO of Diversinet.  “MobiSecure is proving to be an effective and low-cost strong authentication solution upon which businesses can develop innovative solutions to address the threat of identity theft.”

“Diversinet is delivering the business infrastructure and product solutions that customers need to address the challenges of identity theft, phishing and on-line fraud,” said Kashif Hassan, President of Diversinet. “The licensing agreement with VeriSign provides distribution channels and validation services that complement our growing line of MobiSecure soft token products and associated provisioning and management services.  We believe that we are on still schedule to deliver pilot activity in the second half of 2005.”

Diversinet’s second quarter 2005 highlights also include:

•

The Company launched the industry’s first open mobile security platform to support standards-based strong authentication for mass-market deployments. Diversinet MobiSecure Tokens and MobiSecure Authentication Service Center (MASC) are designed to protect individuals, companies and enterprises from security threats such as identity theft and online fraud. MobiSecure Tokens eliminate the need for consumer and enterprise users to carry additional hard tokens, USB toggles or smart cards with smart card readers for two-factor authentication. The MobiSecure suite of soft tokens are available on all intelligent mobile device platforms, including Microsoft, RIM, Symbian, Palm and Java-based phones, as well as personal computers running Microsoft Windows 98, 2000 and XP operating systems.

•

The Company appointed international telecommunications veteran Brian Barry to its Board of Director and security expert Steve Sigmond of BlueStream Ventures to its Advisory Board.

•

The Company continued its strong support of the Open AuTHentication (OATH) industry alliance for mobile-optimized strong authentication solution delivery, successfully showing its own MobiSecure soft token products interoperating with services from other OATH members at Digital ID World in San Francisco and InfoSecurity Canada in Toronto.

As a leading mobile and on-line authentication service provider, Diversinet provides enterprises, banks, online service providers and retailers with cost effective, mobile-optimized strong authentication products and services that reduce identity theft and improve brand trust. Diversinet MobiSecure solutions leverage more than 2 billion consumer and enterprise mobile devices and PCs as strong authentication tokens.

# # #

About Diversinet (OTCBB: DVNTF)

Diversinet is a leading provider of mobile device security and authentication solutions for the mobile data ecosystem. Diversinet products and services allow users to protect their identity, data and device for personal communications and commercial transactions. The Diversinet MobiSecure suite of mobile tokens and MobiSecure Authentication Service Center enable application providers, mobile network operators and security service providers to rapidly develop, deploy and manage secure mobile data services for the over 2 billion mobile device users worldwide. MobiSecure is the industry’s first open mobile security platform to support OATH-Compliant strong authentication on mobile devices and networks. For more information about the initiative for Open AuTHentication (OATH) visit www.openauthentication.org. Connect with Diversinet Corp. at www.diversinet.com.

# # #

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements.  Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings.  Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company.  For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission.

Diversinet Corp.
CONSOLIDATED BALANCE SHEETS
[in United States dollars]
(Unaudited)
	June 30,	December 31,
	2005	2004
		(restated note 3)
	$	$

ASSETS
Current
Cash and cash equivalents	446,296	723,498
Short-term investments	905,932	2,000,000
Accounts receivable	176,667	290,239
Other receivables	64,459	35,700
Prepaid expenses	191,151	187,653
Current assets of discontinued operations (note 3)	-	512,992
Total current assets	1,784,505	3,750,082
Capital assets, net	541,432	593,673
Purchase technology, net	31,416	125,667
Customer assets, net	385,896	551,280
Goodwill	1,894,692	2,286,932
Total assets	4,637,941	7,307,634

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable	232,905	147,084
Accrued liabilities	468,031	478,781
Notes payable	-	4,611
Deferred revenue	196,500	165,343
Current liabilities of discontinued operations (note 3)	96,986	676,414
Total current liabilities	994,422	1,472,233

Shareholders’ equity
Share capital	52,469,844	52,445,135
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Share purchase warrants	2,927,399	2,830,929
Contributed surplus	1,709,712	1,265,549
Deficit	(51,942,715)	(49,185,491)
Total shareholders’ equity	3,643,519	5,835,401
Total liabilities and shareholders’ equity	4,637,941	7,307,634

See accompanying notes to interim consolidated financial statements.

Diversinet Corp.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
[in United States dollars]
(Unaudited)
	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
		(restated note 3)		(restated note 3)
	$	$	$	$

REVENUE	329,514	611,147	683,925	1,464,347
Cost of sales	216,270	390,362	461,738	826,683
Gross margin	113,244	220,785	222,187	637,664

EXPENSES
Research and development	303,607	310,862	581,154	641,951
Sales and marketing	352,227	390,591	668,962	778,595
General and administrative	747,963	601,351	1,262,023	1,343,316
Depreciation and amortization	177,408	200,019	351,695	399,870
	1,581,205	1,502,823	2,863,834	3,163,732
Loss before the following	(1,467,961)	(1,282,038)	(2,641,647)	(2,526,068)
Foreign exchange gain	(11,441)	(14,160)	(18,527)	(23,958)
Interest income	(3,716)	(2,901)	(12,665)	(9,230)
Loss from continuing operations	(1,452,804)	(1,264,977)	(2,610,455)	(2,492,880)
Loss from discontinued operations (note 3)	(5,195)	(82,233)	(146,769)	(197,239)
Loss for the period	(1,457,999)	(1,347,210)	(2,757,224)	(2,690,119)

Deficit, beginning of period	(50,484,716)	(43,011,558)	(49,185,491)	(41,481,762)
Adjustment for change in accounting for stock-based compensation	-	-	-	(186,887)
Loss for the period	(1,457,999)	(1,347,210)	(2,757,224)	(2,690,119)
Deficit, end of period	(51,942,715)	(44,358,768)	(51,942,715)	(44,358,768)

Loss per share
Basic and diluted loss per share from continuing operations	(0.08)	(0.10)	(0.14)	(0.21)
Basic and diluted loss per share	(0.08)	(0.11)	(0.14)	(0.22)
Weighted average common shares outstanding	19,247,556	12,228,533	19,213,493	12,055,217

See accompanying notes to interim consolidated financial statements.

Diversinet Corp.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In United States dollars)
(Unaudited)
	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
	$	$	$	$

OPERATING ACTIVITIES
Loss from continuing operations	(1,452,804)	(1,264,977)	(2,610,455)	(2,492,880)
Add (deduct) items not requiring an outlay of cash:
Depreciation and amortization	177,408	200,019	351,695	399,870
Stock-based compensation expense	344,681	149,257	580,833	334,541
Changes in non-cash working capital items related to operations:
Accounts receivable and other receivables	99,958	(85,438)	84,813	(109,248)
Prepaid expenses	18,883	34,586	36,702	251,924
Accounts payable and accrued liabilities	115,834	(34,322)	75,071	(543,252)
Deferred revenue	35,000	116,645	31,157	(25,695)
Cash used in continuing operations	(661,040)	(884,230)	(1,450,184)	(2,184,740)
Cash provided by (used in) discontinued operations	(30,179)	19,337	179,036	25,384
Cash used in operations	(691,219)	(864,893)	(1,271,148)	(2,159,356)

FINANCING ACTIVITIES
Issue of common shares, common purchase options, warrants for cash	(71,191)	3,026	(55,691)	1,887,740
Notes payable	-	(4,353)	(4,611)	(6,250)
Cash provided by (used in) financing activities	(71,191)	(1,327)	(60,302)	1,881,490

INVESTING ACTIVITIES
Decrease (increase) in short-term investments	594,273	298,641	1,094,068	294,117
Net addition of capital assets	(37,571)	(2,215)	(39,820)	(6,677)
Cash provided by investing activities	556,702	296,426	1,054,248	287,440

Net increase (decrease) in cash and cash equivalents during the period	(205,708)	(569,794)	(277,202)	9,574

Cash and cash equivalents, beginning of the period	652,004	1,126,902	723,498	547,534

Cash and cash equivalents, end of the period	446,296	557,108	446,296	557,108

See accompanying notes to interim consolidated financial statements.

DIVERSINET CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Amounts expressed in US dollars)

Three and six months ended June 30, 2005

Diversinet Corp (the “Company”), an Ontario corporation, develops and markets secured wireless and identity management solutions and professional services for the mobile data eco-system.

1.

Future Operations

These interim financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation in the foreseeable future and be able to realize assets and satisfy liabilities in its normal course of business.  Certain conditions and events exist that cast doubt on the Company’s ability to continue as a going concern.

The Company has incurred significant losses and used significant amounts of cash in operating activities in recent years.  The Company believes that our cash and cash equivalents and short-term investments as at June 30, 2005 of $1,352,228 may be insufficient to meet its short-term working capital requirements for the remainder of the fiscal year.

Continued operations depend upon the Company’s ability to generate future profitable operations and/or obtain additional financing to fund future operations and, ultimately, to generate positive cash flows from operating activities.  There can be no assurance that the Company will be successful in obtaining additional financing.

 Should the Company be unable to generate positive cash flows from operations or secure additional financing in the foreseeable future, the application of the going concern principle for financial statement reporting purposes may no longer be appropriate.  These interim financial statements do not include any adjustments related to the valuation or classification of recorded asset amounts or the amounts or classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

2.

Significant accounting policies

a)

Basis of presentation

In the opinion of management, the unaudited interim consolidated financial statements of the Company have been prepared, on a consistent basis with the December 31, 2004 audited consolidated financial statements and include all material adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position of the Company at June 30, 2005 and the statements of loss and deficit and cash flows for the three months and six months ended June 30, 2005 and June 30, 2004, respectively, in accordance with Canadian generally accepted accounting principles (GAAP).  The disclosures contained in these unaudited financial statements do not include all requirements of GAAP for annual financial statements.  The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2004.

b)

Goodwill

The Company uses the purchase method of accounting for business combinations.  The Company evaluates all business combinations for intangible assets that must be recognized and reported apart from goodwill.  Goodwill is not amortized and will be tested for impairment on at least an annual basis, or when certain triggering events occur.  In fiscal 2005, this annual impairment test will be completed effective at December 31, 2005.  During the first quarter of 2005 $392,242 relating to the DSS reporting unit was included in the determination of the loss on disposition of discontinued operations.

3.

Discontinued operations

In February 2005 the Company’s subsidiary DSS Software Technologies (DSS) completed an agreement whereby it sold the majority of its current assets, capital assets, current liabilities, consultant and customer accounts for $250,000.  Diversinet is entitled to a five-year annual fee of up to $120,000 per year based on meeting certain gross profit and net profit criteria of the purchaser.  These amounts will be recorded as income from discontinued operations, if and when received.

The results of DSS have been excluded from continuing operations in the statements of operations and deficit for all periods presented.  The following summarises the impact of discontinued operations on the balance sheet and statement of operations and deficit for all periods presented.

Balance sheet			June 30, 2005 $	December 31, 2004 $
Current assets			-	512,992
Current liabilities			96,986	676,414
Net assets (liabilities) of discontinued operations			(96,986)	(163,422)

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
Income Statement	$	$	$	$
Revenue	-	1,136,837	453,807	2,470,543
Expenses	5,195	1,219,070	504,885	2,667,782
Loss from discontinued operations	(5,195)	(82,233)	(51,078)	(197,239)
Loss on disposition of discontinued operations	-	-	(95,691)	-
Loss from discontinued operations	(5,195)	(82,233)	(146,769)	(197,239)
Income (loss) per share from discontinued operations	(0.00)	(0.01)	(0.01)	(0.02)

The loss on disposition of discontinued operations includes the elimination of the related goodwill of $392,242.

4.

Segmented information

The Company operates in a single reportable operating segment.  This segment derives its revenue from the sale of secured wireless and identity management solutions and related products and services.  As at June 30, 2005, 79% (63% - 2004) of the capital assets were located in Canada, 21% (19% - 2004) were located in the United States and 0% (18% - 2004) in Hong Kong.  For the six month period ending June 30, 2005, three customers contributed 55% and 35% and 7% of the total revenue. For the six month period ending June 30, 2004, three customers contributed 52% and 18% and 14% of the total revenue.

	Three months ended June 30		Six months ended June 30
Revenue is attributable to geographic location	2005	2004	2005	2004
based on the location of the customer, as follows:	$	$	$	$
United States	299,514	611,147	636,700	1,322,926
Asia	30,000	-	47,225	28,883
Canada	-	-	-	7,538
Other	-	-	-	105,000
	329,514	611,147	683,925	1,464,347

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
Revenue is attributable as follows:	$	$	$	$
Consulting Services	329,514	611,147	683,925	1,131,880
Licensing	-	-	-	332,467
	329,514	611,147	683,925	1,464,347

5.

Share capital

As at June 30, 2005 the following were outstanding:

Number of common shares	19,302,941
Number of warrants	2,824,404
Number of common share options granted and outstanding under the company’s stock option plan	2,541,336

Options outstanding		Warrants outstanding
Range of exercise price	Number outstanding	Range of exercise price	Number outstanding
$0.37 - $2.45	2,477,600	$0.40 - $1.90	882,000
$3.70 - $6.10	40,276	$2.00 - $2.60	1,324,500
$12.40 - $24.06	23,460	$3.75 - $85.90	617,904
	2,541,336		2,824,404

6.

Stock based compensation

a)

During the three and six months ended June 30, 2005 the Company recorded compensation expense of $344,681 and $580,833 related to stock options and warrants granted to employees and other consultants.

b)

There have been 15,000 and 1,440,000 options granted for the three and six months ended June 30, 2005.  The weighted average estimated fair value at the date of the grant for options granted for the six months ended June 30, 2005 was $0.65.  The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Three and six months ended June 30, 2005 and 2004
Risk-free interest rate	3.09%
Volatility factor of the future expected market price	150%
Weighted average expected life of options	5 years

Management’s Discussion and Analysis of Financial Condition and Results of Operations

When used herein, the words “may”, “will”, “expect”, “anticipate”, “continue”, “estimate”, “project”, “intend”, “plan” and similar expressions are intended to identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding events, conditions and financial trends that may affect the Company’s future plans of operations, business strategy, operating results and financial position.  All statements, other than statements of historical facts, included or incorporated by reference in this Form 6-K which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of the Company’s business and operations, and other such matters are forward-looking statements.  These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances.  Such statements are not guarantees of future performance and are subject to risks and significant uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors.  The occurrence of any unanticipated events may cause actual results to differ from those expressed or implied by the forward-looking statements contained herein.  You are cautioned not to place undue reliance on these statements, which speak only as of the date of this report which is at August 11, 2005.

Overview

Please find enclosed the unaudited Consolidated Balance Sheets as at June 30, 2005 and December 31, 2004 and the unaudited Consolidated Statements of Loss and Deficit and the Consolidated Statements of Cash Flows for the three months and six months ended June 30, 2005 and 2004 and the unaudited Notes to Interim Consolidated Financial Statements for Diversinet Corp.  Readers should also refer to our Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report.  We report our unaudited consolidated financial statements in U.S. dollars and in accordance with Canadian Generally Accepted Accounting Principles (GAAP).  All financial figures are in U.S. dollars unless otherwise noted.

In February 2005 the Company’s subsidiary, DSS Software Technologies (DSS) completed an asset sale agreement whereby it sold the majority of its current assets, capital assets, current liabilities, consultant and customer accounts for $250,000.  Diversinet is entitled to a five year annual fee of up to $120,000 per year based on certain gross profit and net profit criteria of the purchaser.  With the sale of DSS, we have included the results of DSS as a single line item (‘discontinued operations’) in the Consolidated Statements of Loss and Deficit on a retroactive basis.

Founded in 1997 and based in Toronto, Canada, Diversinet is a mobile device security provider for the mobile data ecosystem that develops, markets and distributes products and services to allow users to protect their identity, data and device for personal communications and commercial transactions.  Our solution encompasses all aspects of communication and commercial transaction security requirements, covering the authentication and authorization of individuals involved, the integrity of the information being sent and the non-repudiation or legalization of the transaction.

The Diversinet MobileSecure Client and suite of Mobile Authentication Services enable application providers, mobile network operators and security service providers to rapidly develop, deploy and manage secure mobile data services for mobile device users.

The Diversinet MobileSecure Client works with intelligent mobile device platforms including RIM Blackberry, Microsoft Windows Mobile, Symbian OS, PalmSource, and Java phones.

In addition to secure mobile device security solutions through security products, Diversinet deploys an experienced professional services team for application development and integration, consulting, training and technical support in the wireless security and identity management areas.

During 2004 we completed two financings in which Lakefront Partners, LLC and James B. Wigdale, Jr. participated in.  Currently, Lakefront beneficially owns 2,517,795 common shares and Mr. Wigdale owns 300,000 common shares and 1,400,000 common share purchase warrants, together representing approximately 20.5% of the issued and outstanding common shares of the Company, presuming the exercise of such warrants.

Operating Results

For the three months ended June 30, 2005, we reported revenue to $330,000 compared to revenue of $611,000 for the quarter ended June 30, 2004.  Revenue for the six months ending June 30, 2005 was $684,000 compared to $1,464,000 for 2004.  During the first six months of 2005 we recognized $0 from licensing compared to $332,000 for the comparable period in 2004.  We recognized $684,000 from consulting services the first six months of 2005 compared to $1,132,000 for the six months ended June 30, 2004.  In January 2005 Diversinet began to focus on the evolving protection and trust needs of mobile users.  These financial results reflect this shift in focus and the time required to build up a customer base under this new strategy and a rebuilding of the sales and marketing outlook of the company.

Cost of sales for the three months ended June 30, 2005 was $216,000 (or gross margin of 34%) compared with $390,000 (or gross margin of 36%) for the quarter ended June 30, 2004.  Cost of sales for the six months ended June 30, 2005 was $462,000 (or gross margin of 32%) compared with $827,000 (or gross margin of 44%) for the six months ended June 30, 2004.  This represents the direct costs associated for completing the software solutions and consulting services revenue.  The lower margins for 2005 are due in part to the completion of a project during the second quarter for $180,000, of which we are recognizing the revenue monthly over the coming year, however the costs have been expensed as incurred.

Research and development expenses decreased marginally to $304,000 in the three months ended June 30, 2005 from $311,000 in the three months ended June 30, 2004.  Research and development expenses decreased to $581,000 in the six months ended June 30, 2005 from $642,000 in the six months ended June 30, 2004.  The decrease is in part due to the allocation of certain R&D staff expenses to revenue generating projects.

Sales and marketing expenses were $352,000 in the second quarter of 2005 compared to $391,000 in the second quarter of 2004.  Sales and marketing expenses decreased to $669,000 in the six months ended June 30, 2005 from $779,000 in the six months ended June 30, 2004, largely due to a reduction in expenditures relating to the elimination of our Hong Kong office.

General and administrative expenses were $748,000 for the second quarter of 2005 compared to $601,000 incurred during the similar period of 2004.  General and administrative expenses were $1,262,000 for the six months ended June 30, 2005 compared to $1,343,000 incurred during the six months ended June 30, 2004.  Included in the six months 2004 expenses are $151,000 relating to the Sunrise Securities compensation expense relating to investor relations and business development services.  On January 1, 2004, the Company adopted CICA Handbook Section 3870, requiring the Company to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the estimated vesting period of the stock options and warrant grants.  For Q2 2005 we recorded $345,000 ($149,000 - 2004) for stock-based compensation expense.  For the six months ended June 30, 2005 we recorded $581,000 ($335,000 - 2004).  During 2005 we reduced our stock option vesting period from three years to two years (which has correspondingly shortened the expense amortization period) and also started to compensate our Directors with stock grants or cash and option grants (which has increased our compensation expense).

Depreciation and amortization expense in the second quarter of 2005 was $177,000 compared to $200,000 in the second quarter of 2004.  Depreciation and amortization expense for the six months ended June 30, 2005 decreased to $352,000 from $400,000 in the six months ended June 30, 2004.  With the sale of the DSS assets in February 2005, we expect to see reduced depreciation and amortization.

We reported a loss from discontinued operations of $147,000 for the six months ended June 30, 2005 compared to a net loss of $197,000 in the prior year’s comparative period.  In February 2005 DSS completed an agreement whereby it sold the majority of its current assets, capital assets, current liabilities, consultant and customer accounts for $250,000.  With the sale of the DSS assets, we have included the results of DSS as a single line item (‘discontinued operations’) in the financial statements.  During the first quarter of 2005, with the sale of DSS’ assets, goodwill from the acquisition of DSS of $392,000 has been included in determining the loss on disposition.

We reported a net loss of $1,458,000 for the three months ended June 30, 2005 compared to a net loss of $1,347,000 in the prior year’s second quarter.  The net loss for the six months ended June 30, 2005 was $2,757,000 compared to $2,690,000 for the six months ended June 30, 2004.

Liquidity and Capital Resources

Cash and cash equivalents at June 30, 2005 were $446,000 compared with $557,000 at June 30, 2004.  Short term investments, being marketable bonds with a term of less than 90 days that could be converted into cash, at June 30, 2005 were $906,000 compared to $950,000 at June 30, 2004.  The net change in cash and cash equivalents and short term investments for the second quarter of 2005 was ($800,000) compared to ($868,000) for the second quarter of 2004.

The usage for Q2 2005 is mainly due to operating activities, which used cash in an amount of $691,000, ($30,000 used by discontinued operations and $661,000 used in continuing operations).  We reduced our accounts receivable through the receipt of $100,000 during the second quarter as a result of the sale of the DSS assets in February 2005, with the final $50,000 payment due on September 1, 2005.

We believe that our cash and cash equivalents and short term investments as at June 30, 2005 of $1,352,000 may be insufficient to meet our short-term working capital requirements for the remainder of the fiscal year.  We plan to raise additional amounts to meet our working capital requirements through private or public financings, strategic relationships or other arrangements.  However, additional funding may not be available on terms attractive to us, or at all.  If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies.  Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

The following table presents unaudited selected financial data for each of the last eight quarters ending June 30, 2005:

	Revenue for the period	Loss from continuing operations	Loss (income) from discontinued operations	Loss (income) for the period	Loss per share from continuing operations	Loss per share
	($000’s)	($000’s)	($000’s)	($000’s)	($)	($)
June 30, 2005	330	1,453	5	1,458	0.08	0.08
March 31, 2005	354	1,068	141	1,299	0.06	0.07
December 31, 2004	419	3,574	592	4,166	0.27	0.31
September 30, 2004	720	736	(76)	660	0.06	0.05
June 30, 2004	611	1,265	82	1,347	0.10	0.11
March 31, 2004	853	1,228	115	1,343	0.10	0.11
December31, 2003	541	2,289	(25)	2,264	0.21	0.21
September 30, 2003	636	652	49	701	0.07	0.07

The December 31, 2004 quarterly loss is higher than previous quarters largely due to the inclusion of a goodwill impairment charge of $3,025,000 and the $145,000 depreciation and amortization charge relating to the joint venture.  While fourth quarter 2004 revenues were less than fourth quarter 2003, the loss for the period, net of the goodwill impairment charge and joint venture charge of $996,000 is consistent with other recent quarterly losses.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

During 2004, a member of the Company’s advisory board, and subsequent to year end, a member of the Board, received consideration relating to services performed during the year of 1,100,000 share purchase warrants (750,000 exercisable at $2.05 and 350,000 exercisable at $0.60 per common share) valued at $1,593,710 as well as 300,000 common shares and 300,000 share purchase warrants (exercisable at $0.40 per common share) valued at $97,140 relating to private placements.

The CEO of the Company is a member of the board of directors of the purchaser of the DSS asset agreement.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period.  Significant estimates are used in determining the allowance for doubtful accounts, the useful lives of intangible assets, including customer assets and purchased technology, and goodwill impairment.  In making such estimates and assumptions, management consults with employees knowledgeable in the area; gathers relevant information; where appropriate, seeks advice from qualified third parties; and, makes judgments, which in the opinion at that time, represent fair, balanced and appropriate conservative estimates and assumptions.

In the first six months of 2005, we did not make any significant changes in, nor take any corrective actions regarding, our internal controls or other factors that could significantly affect these controls.  We periodically review our internal controls for effectiveness and we plan to conduct an evaluation of our disclosure controls and procedures each quarter.  Other important accounting policies are described in note 2 to our 2004 audited consolidated financial statements.

Submission of Matters to a Vote of Security Holders

The Company held and Annual and Special Meeting of Shareholders on May 18, 2005, at which the following occurred:

Brief Description of Matters Voted Upon	For	Against	Withheld	Outcome of Vote
Election of Brian Barry, Stanley Beck, Nagy Moustafa, Keith Powell, Mark Steinman and Jay Wigdale as Directors	11,548,244	-	36,573	Carried
The resolution to appoint KPMG LLP as auditors and authorizing the directors to fix their remuneration	11,587,698	-	6,994	Carried
The resolution approving the reservation of 1,129,996 shares of common stock for issuance under the Diversinet Corp. Amended and Restated Stock Option Plan	6,429,816	538,655	-	Carried

Risks and Uncertainties

Our Company is subject to a number of risks and uncertainties that could cause actual results to differ materially from those predicted or anticipated.  These risks are described in our F-1 and annual Form 20-F filed with the SEC in the United States at www.sec.gov and filed on SEDAR in Canada at www.sedar.com.  We encourage you to review these filings in order to evaluate an investment in our securities.  Some key risks that could cause actual results to differ materially from those predicted or anticipated are listed below.

Financial resources:  The attached consolidated financial statements are prepared on a going concern basis that assumes that the Company will continue in operation in the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.  The projected cash flows for the company are based upon assumptions that include, amongst others, a revenue stream from wireless security and identity management solutions and the success of future external financing initiatives.  Should these projects be delayed then the present working capital would not be sufficient for the company to continue in the normal course of operations.

In recognition of these concerns, management is considering various revenue and cost management alternatives and may consider raising additional cash through external financing activities.  It is not possible at this time to predict with any assurance the success of these initiatives.

Our ability to continue operations may be dependent on our ability to obtain additional financing.  Although we have made progress in developing our solutions and have completed initial consumer deployments, our revenue from operations is not sufficient to cover our operating expenses at present and may be unlikely to be sufficient within fiscal 2005.  We have obtained funding for operations from private placements in the past, but there is no assurance we will be able to do so again in the near future despite the progress of the business.  Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

Our quarterly and annual operating results have varied substantially in the past and are likely to vary substantially from quarter to quarter and year to year in the future due to a variety of factors.  In particular, our period-to-period operating results are significantly dependent upon the sale of license agreements and the continued success in providing professional services.  In this regard, the purchase of our solutions often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons.  Furthermore, our ability to continue providing professional services is dependent upon being able to provide value added resources at reasonable rates.  Estimating future revenues is also difficult because we ship our products upon receipt of a signed license agreement and, therefore, we do not have a backlog.  Thus, quarterly and annual license revenues are heavily dependent upon agreements finalized and software shipped within the same quarter or year.  We expect these revenue patterns to continue for the foreseeable future, until recurring revenue becomes a significant portion of total revenue.  Despite the uncertainties in our revenue patterns, our operating expenses are based upon anticipated revenue levels and such expenses are incurred on an approximately rateable basis throughout the quarter.  As a result, if expected revenues are delayed or otherwise not realized in a quarter for any reason, our business, operating results and financial condition would be adversely affected in a significant way.

If our common shares should become ineligible for continued quotation on the OTC BB or a public trading market does not continue for any reason, holders of our common shares may have difficulty selling their shares.  Our common shares became ineligible for continued quotation on the NASDAQ SmallCap Market and are now trading on the Over the Counter Bulletin Board; therefore holders of our common shares will have difficulty selling their shares.  Our common shares were quoted on the NASDAQ SmallCap Market from June 1995 through late April 2003.

Our common shares may continue to be penny stock, which may adversely affect the liquidity of our common shares.  The United States Securities and Exchange Commission has adopted regulations that define a penny stock to be any equity security that has a market price, as defined in those regulations, of less than $5.00 per share, subject to certain exceptions.  Our common shares are currently penny stock.

Commercial deployment: The ability of the Company to continue operations is also dependent on the acceptance of its security and identity management solutions and the adoption of transaction-based applications over wireless networks as an accepted method of commerce in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements.  The wireless mobile commerce market is in a very early stage and it may not develop to a sufficient level to support our business.

Dependence on key customers; concentration of credit: The loss of any key customer and our inability to replace revenues provided by a key customer may have a material adverse effect on our business and financial condition.  Our customer base includes large financial institutions.  As a result, we maintain individually significant receivable balances due from them.  If these customers fail to meet their payment obligations, our operating results and financial condition could be adversely affected.  As of June 30, 2005, two customers accounted for 73% and 22% of our total accounts receivable.  There are no other customers with more than 10% of our total accounts receivable.

Foreign exchange: Our functional currency is the U.S. dollar.  Sales generated outside Canada are generally denominated in U.S. dollars.  During Q2 2005 and fiscal 2004, we incurred a portion of our expenses in U.S. dollars, but we also incurred a portion of our expenses in other currencies including Canadian dollars and Euros.  Changes in the value of these currencies relative to the U.S. dollar may result in currency losses that may have an adverse effect on our operating results.  With the completion of our financings in December 2004, we have a portion of our cash resources in U.S. dollar short-term investments and in Canadian dollars.  During Q2 2005 and fiscal 2004 we maintained a portion of our cash resources in both U.S. and Canadian dollar term deposits.

Litigation: Our Company has been named as a defendant in various proceedings arising in the course of our Company’s activities and arising from transactions relating to a previous business operated by our Company.  Litigation arising from these matters may be time consuming, distracting and expensive.  An adverse resolution to any of these proceedings may have a material adverse impact on our business and financial condition.